SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

March, 2004

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F  X        Form 40-F  _______

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes   X            No  ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

"Lana Bea Turner"

Date: March 31, 2004

by:  ______________________________________

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0159

Shares Outstanding: 26,989,395

CUSIP #229248109

CNQ Trading Symbol:  "CYTG"

OTCBB Trading Symbol: "CYTGF"

March 8, 2004

CGC SIGNS CDN$31 MILLION DOLLAR AGREEMENT IN PRINCIPLE TO ACQUIRE 100% OF CANADA PUMICE CORPORATION ("CPC")

Vancouver, BC...Crystal Graphite Corporation ("CGC") (OTCBB:CYTGF & CNQ:CYTG)...has signed an agreement in principle to acquire 100% of the shares of Canada Pumice Corporation for a total of fifteen million, five-hundred thousand shares at an agreed deemed price of CDN$2.00 per Crystal Graphite Corporation share valued at CDN$31 million.  A term of the agreement is that CGC have available CDN$2 million of working capital for CPC operations and CGC has received a commitment for such funds on terms under negotiation.  CPC is a world-class pumice quarry and processing plant near Quesnel, British Columbia.  The resource size is estimated at 26,300,000 tonnes proven and 8,341,000 tonnes probable.  CPC has entered into a marketing contract with "TRUE NORTH SPECIALTY PRODUCTS, A UNIVAR COMPANY."  Univar is one of Canada's largest logistical, warehousing and distribution organizations serving the agricultural, food and chemical industries.  CPC's sales to True North in 2004 are estimated to be approximately CDN$5,000,000 dollars.  Upon completion of closing, which is to occur on or before April 30, 2004, Mr. Brian Wear, President and sole owner of CPC will become a director and senior officer of CGC.

Gordon Sales, President of Crystal Graphite Corporation, states "This acquisition is a very strategic milestone which combines two significant industrial mineral resources in British Columbia with similar operations, resource size, marketing personnel and administration.  Consolidation will provide tremendous economics of scale.  Brian Wear has developed this major resource and market for the various products that are produced by Canada Pumice with expanding sales growth.  His expertise and leadership will be invaluable to the Company."  Each of the resources is environmentally friendly and fully permitted.  The economic indicators for both products is that the growth over the next 5 years will be significant.

Mr. Edward J. Nunn, P. Eng. CGC's qualified person has reviewed the resource and components of this agreement.

For further information, visit the Company's website: http://www.crystalgraphite.com or contact the company via toll free 1-877-509-8877 or by email: gvanboeyen@crystalgraphite.com.

The CNQ has not reviewed and does not accept responsibility for the adequacy and accuracy of this information.

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward looking statements."  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could" or "might" occur.